SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of December 31, 2010 together with Independent Auditors´ Report

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2010 TOGETHER WITH

INDEPENDENT AUDITORS´ REPORT

BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	12-31-2010	12-31-2009
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,456.799	1,357,059
Due from banks and correspondents	4,226,003	3,803,201

Argentine Central Bank (BCRA)	4,096,805	3,722,390
Other local	2,463	2,284
Foreign	126,735	78,527

	5,682,802	5,160,260

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings for trading or financial transactions (Exhibit A)	4,813	8,352
Government Securities for repurchase agreements with the BCRA (Exhibit A)	—,—	68,250
Holdings available for sale (Exhibit A)	1,228,297	640,175
Unlisted Government Securities (Exhibit A)	2,055,445	1,961,040
Instruments issued by the BCRA (Exhibit A)	2,236,026	2,896,748
Investments in listed private securities (Exhibit A)	269	247
Less: Allowances (Exhibit J)	185	449,923

	5,524,665	5,124,889

C. LOANS:
To government sector (Exhibits B, C and D)	197,778	315,958
To financial sector (Exhibits B, C and D)	954,746	639,328

Interfinancial – (Calls granted)	30,000	61,000
Other financing to local financial institutions	814,393	484,267
Interest and listed-price differences accrued and pending collection	110,353	94,061
To non financial private sector and residents abroad (Exhibits B, C and D)	14,285,015	9,902,503

Overdraft	2,366,957	1,703,751
Discounted instruments	2,086,979	1,068,567
Real estate mortgage	840,841	838,410
Collateral Loans	159,300	104,983
Consumer	2,473,244	1,819,373
Credit cards	2,457,922	1,464,163
Other (Note 5 a.)	3,756,482	2,785,432
Interest and listed-price differences accrued and pending collection	171,582	134,295
Less: Interest documented together with main obligation	28,292	16,471
Less: Allowances (Exhibit J)	383,899	329,959

	15,053,640	10,527,830

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	346,396	560,781
Amounts receivable for spot and forward sales to be settled	225,470	1,365
Instruments to be received for spot and forward purchases to be settled	232,152	2,727
Premiums for options bought	5,582	—,—
Unlisted corporate bonds (Exhibits B, C and D)	78,688	88,131
Non-deliverable forward transactions balances to be settled	24,881	84,070
Other receivables not covered by debtor classification regulations	119	39,238
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	80,883	54,439
Interest accrued and pending collection not covered by debtor classification regulations	—,—	51,212
Less: Allowances (Exhibit J)	3,721	21,327

	990,450	860,636

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	525,766	320,521
Interest accrued pending collection (Exhibits B, C and D)	6,785	4,077
Less: Allowances (Exhibit J)	7,961	5,428

	524,590	319,170

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	115,995	103,450
Other (Note 5.b.) (Exhibit E)	302,532	386,231
Less: Allowances (Exhibit J)	4	4

	418,523	489,677

G. OTHER RECEIVABLES:
Other (Note 5.c.)	397,261	584,610
Other interest accrued and pending collection	2,695	2,558
Less: Allowances (Exhibit J)	88,594	337,940

	311,362	249,228

H. PREMISES AND EQUIPMENT (Exhibit F):	520,053	482,561

I. OTHER ASSETS (Exhibit F):	23,890	26,475

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	63,688	55,091

	63,688	55,091

K. SUSPENSE ITEMS:	5,026	4,222

TOTAL ASSETS:	29,118,689	23,300,039

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	12-31-2010	12-31-2009
LIABILITIES:
L. DEPOSITS (Exhibits H and I):
Government sector	785,956	1,001,104
Financial sector	10,406	190,115
Non financial private sector and residents abroad	21,746,648	17,182,688

Checking accounts	5,070,921	3,496,915
Savings deposits	7,548,744	6,002,616
Time deposits	8,600,142	7,261,741
Investments accounts	78,009	19,022
Other	389,346	348,397
Interest and listed-price differences accrued payable	59,486	53,997

	22,543,010	18,373,907

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	2,747	2,691

Other	2,747	2,691
Banks and International Institutions (Exhibit I)	88,536	55,523
Amounts payable for spot and forward purchases to be settled	218,075	—,—
Instruments to be delivered for spot and forward sales to be settled	239,497	80,093
Premiums for options written	2,348	—,—
Financing received from Argentine financial institutions (Exhibit I)	7,293	2,815

Interfinancial – (Calls granted)	5,100	—,—
Other financing from local financial institutions	2,189	2,815
Interest accrued payable	4	—,—
Non-deliverable forward transactions balances to be settled	8	2,825
Other (note 5.d.) (Exhibit I)	1,219,281	1,026,381
Interest and listed-price differences accrued payable (Exhibit I)	601	912

	1,778,386	1,171,240

N. OTHER LIABILITIES:
Other (note 5.e.)	707,289	434,921

	707,289	434,921

O. ALLOWANCES (Exhibit J):	325,728	318,464

P. SUSPENSE ITEMS:	17,361	75,035

TOTAL LIABILITIES:	25,371,774	20,373,567

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders´ equity)	3,746,915	2,926,472

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	29,118,689	23,300,039

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	12-31-2010	12-31-2009
DEBIT ACCOUNTS
Contingent
- Guaranties received	2,894,539	2,612,784
- Contra contingent debit accounts	678,731	658,221

	3,573,270	3,271,005

Control
- Receivables classified as irrecoverable	329,243	316,776
- Other (note 5.f.)	56,115,744	39,285,102
- Contra control debit accounts	593,304	619,848

	57,038,291	40,221,726

Derivatives (Exhibit O)
- “Notional” amount of call options bought	52,702	—,—
- “Notional” amount of put options bought	27,402	—,—
- “Notional” amount of non-deliverable forward transactions	2,469,931	1,940,035
- Interest rate SWAP	263,967	102,697
- Contra derivatives debit accounts	2,236,418	2,195,093

	5,050,420	4,237,825

For trustee activities
- Funds in trust	12,653	2,581

	12,653	2,581

TOTAL	65,674,634	47,733,137

CREDIT ACCOUNTS
Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	70,538	56,290
- Guaranties provided to the BCRA	101,609	138,433
- Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	363,828	228,366
- Other guaranties given non covered by debtor classification regulations	75,403	121,626
- Other covered by debtor classification regulations (Exhibits B, C and D)	67,353	113,506
- Contra contingent credit accounts	2,894,539	2,612,784

	3,573,270	3,271,005

Control
- Items to be credited	510,436	549,582
- Other	82,868	70,266
- Contra control credit accounts	56,444,987	39,601,878

	57,038,291	40,221,726

Derivatives (Exhibit O)
- “Notional” amount of call options written	60,082	—,—
- “Notional” amount of put options written	24,662	—,—
- “Notional” amount of non-deliverable forward transactions	2,151,674	2,195,093
- Contra derivatives credit accounts	2,814,002	2,042,732

	5,050,420	4,237,825

For trustee activities
- Contra credit accounts for trustee activities	12,653	2,581

	12,653	2,581

TOTAL	65,674,634	47,733,137

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish – See note 19)

- Stated in thousands of pesos -

	12-31-2010	12-31-2009
A. FINANCIAL INCOME
Interest on cash and due from banks	—,—	20
Interest on loans to the financial sector	123,857	143,070
Interest on overdraft	301,867	366,662
Interest on discounted instruments	168,201	154,894
Interest on real estate mortgage	111,507	122,623
Interest on collateral loans	25,185	21,627
Interest on credit card loans	229,657	182,231
Interest on other loans	708,501	578,798
Interest on other receivables from financial transactions	13,249	1,322
Interest on financial leases	63,027	56,537
Income from secured loans - Decree 1387/01	78,336	106,308
Net income from government and private securities	1,183,567	835,055
Net income from options	4,494	—,—
Indexation by benchmark stabilization coefficient (CER)	9,117	11,017
Gold and foreign currency exchange difference	160,564	156,047
Other	84,754	280,205

	3,265,883	3,016,416

B. FINANCIAL EXPENSE
Interest on checking accounts	5,305	21,768
Interest on savings deposits	6,670	10,002
Interest on time deposits	612,901	749,954
Interest on interfinancial financing (calls received)	628	229
Interest on other financing of financial institutions	243	303
Interest on other liabilities from financial transactions	5,073	9,194
Other interest	11,029	3,216
Net income from options	—,—	2
Indexation by CER	240	375
Contribution to the deposit guarantee fund	34,991	31,902
Other	123,013	139,676

	800,093	966,621

GROSS INTERMEDIATION MARGIN – GAIN	2,465,790	2,049,795

C. ALLOWANCES FOR LOAN LOSSES	172,452	241,622

D. SERVICE CHARGE INCOME
Related to lending transactions	396,656	306,735
Related to liability transactions	590,998	502,568
Other commissions	72,699	68,412
Other (note 5.g.)	332,567	254,821

	1,392,920	1,132,536

E. SERVICE CHARGE EXPENSE
Commissions	293,660	187,943
Other (note 5.h.)	96,875	83,939

	390,535	271,882

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	12-31-2010	12-31-2009
F. ADMINISTRATIVE EXPENSES
Payroll expenses	1,204,110	953,383
Fees to Bank Directors and Statutory Auditors	1,380	590
Other professional fees	33,500	29,141
Advertising and publicity	99,879	64,489
Taxes	124,566	95,242
Fixed assets depreciation	57,359	46,302
Organizational expenses amortization	21,960	16,017
Other operating expenses	248,390	206,355
Other	160,025	131,372

	1,951,169	1,547,891

NET GAIN FROM FINANCIAL TRANSACTIONS	1,344,554	1,120,936

G. OTHER INCOME
Income from long-term investments	81,935	62,904
Punitive interests	3,113	3,489
Loans recovered and reversals of allowances	82,870	52,031
Other (note 5.i.)	43,399	151,829

	211,317	270,253

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	222	879
Charge for uncollectibility of other receivables and other allowances	47,554	233,398
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	35,057 734	48,804 505
Other (note 5.j.)	24,325	45,241

	107,892	328,827

NET GAIN BEFORE INCOME TAX	1,447,979	1,062,362

I. INCOME TAX (note 4.1)	249,800	343,900

NET INCOME FOR THE FISCAL YEAR	1,198,179	718,462

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish – See note 19)

- Stated in thousands of pesos -

2010									2009
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference (2)	Unappropriated earnings		Total	Total
1. Balance at beginning of fiscal year	536,361	175,132	312,979	658,693	(14,133)	1,257,440		2,926,472	2,076,024
2. Stockholders´ Meeting held on April 30, 2010 and March 27, 2009
- Dividends paid in cash	—,—	—,—	—,—	—,—	—,—	(480,000	)(3)	(480,000)	(35,000)
- Legal reserve	—,—	—,—	—,—	143,692	—,—	(143,692)		—,—	—,—
3. Unrealized valuation difference	—,—	—,—	—,—	—,—	102,264	—,—		102,264	166,986
4. Net income for the fiscal year	—,—	—,—	—,—	—,—	—,—	1,198,179		1,198,179	718,462

5. Balance at the end of the fiscal year	536,361	175,132	312,979	802,385	88,131	1,831,927		3,746,915	2,926,472

(1)	Adjustments to stockholders´equity refers to Adjustment to Capital Stock.
(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes 87.877 from government securities and 254 from Instruments issued by the BCRA (note 2.3.b).
(3)	Approved by the B.C.R.A. through its Resolution No 312/10/10 dated May 28, 2010 and paid on June 11, 2010.

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	12-31-2010	12-31-2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	5,273,542 (1)	4,408,722 (1)
Cash and cash equivalents at the end of the fiscal year	5,835,595 (1)	5,273,542 (1)

Net increase in cash and cash equivalents	562,053	864,820

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
-Government and private securities	780,252	(674,645)
- Loans	(2,534,933)	2,479,974

to financial sector	(256,076)	157,928
to non-financial public sector	50,146	435,655
to non-financial private sector and residents abroad	(2,329,003)	1,886,391
- Other receivables from financial transactions	213,195	(69,484)
- Receivables from financial leases	(205,420)	64,526
- Deposits	3,373,786	129,216

to financial sector	(179,708)	(7,078)
to non-financial public sector	(227,812)	(687,597)
to non-financial private sector and residents abroad	3,781,306	823,891
- Other liabilities from financial transactions	197,711	(23,485)

Financing from financial or interfinancial sector (calls received)	5,100	—,—
Others (except liabilities included in Financing Activities)	192,611	(23,485)
Collections related to service charge income	1,389,801	1,126,024
Payments related to service charge expense	(390,369)	(271,809)
Administrative expenses paid	(1,856,496)	(1,494,187)
Organizational and development expenses paid	(13,540)	(2,927)
Net collections from punitive interest	2,891	2,610
Differences from judicial resolutions paid	(35,057)	(48,804)
Collections of dividends from other companies	11,018	48,428
Other collections related to other income and expenses	76,287	169,664

Net cash flows provided by operating activities	1,008,406	1,435,101

Investment activities
Net payments from premises and equipment	(94,851)	(150,326)
Net collections / (payments) from other assets	1,841	(41)
Other collections / (payments) from investment activities	57,418	(217,976)

Net cash flows used in investment activities	(35,592)	(368,343)

Financing activities
Net collections/ (payments) from:
- Argentine Central Bank	46	(309)

Other	46	(309)
- Banks and international agencies	33,013	(275,788)
- Financing received from local financial institutions	(626)	2,815
Cash dividends paid	(480,000)	(35,000)
Other payments related to financing activities	36,806	106,324

Net cash flows used in financing activities	(410,761)	(201,958)

Financial results and results from holdings of cash and cash equivalents (including interest)	—,—	20

Net increase in cash and cash equivalents	562,053	864,820

(1)	See note 16 “Statement of cash and cash equivalents flow”

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF or the Bank) has its main place of business in Buenos Aires, Argentina, and operates a 240-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.97% of the corporate stock as of December 31, 2010.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total
Capital Stock as of December 31, 2005:				471,361
03-27-2009	10-05-2009	(1)	65,000	536,361	(2)

(1)	For payment of share dividend.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the Argentine Central Bank (BCRA).

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by

Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the financial statements include the comparative information as of December 31, 2009.

Pursuant to Communication “A” 5047, dated March 4, 2010, effective as from July 1, 2010, BCRA modified the requirements concerning the manner of presenting transactions whereby the bank grants financial leases. As a result, and for comparative purposes, the Bank modified the balances in the Balance Sheet, in the Statement of Income and in the Statement of Cash and Cash Equivalent Flow as of December 31, 2009.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2010 and 2009, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and private securities:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of December 31, 2010 and 2009. Differences in listed prices were credited/charged to income for each fiscal year.

•

Government Securities for repurchase agreements with the BCRA: as of December 31, 2009 they were valued on the basis of the quotations in force for each security at the end of the fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

•

Holdings available for sale (Government Securities and Instruments issued by the BCRA): according to Communication “A” 4702, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”.

As of December 31, 2010 and 2009, they were valued in accordance with the quotations prevailing for each security as of the close of each fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of December 31, 2010 and 2009, the amount recorded was 88,131 (income) and 14,133 (loss), respectively.

•	Unlisted government securities: as of December 31, 2010 and 2009, they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898. In addition, as of December 31, 2009 the Bank raised an allowance for impairment to book such securities at their fair value of realization.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of December 31, 2010 and 2009, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of December 31, 2010 and 2009. Differences in listed prices were charged to income for each fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2010 and 2009, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 4898. An amount has been added to said balancing account to match their book values to fair values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of December 31, 2010 and 2009, receivables and payables have been adjusted to the CER as follows:

•

Federal government secured loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2010 and 2009.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

•	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2010 and 2009.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2010 and 2009.

j)	Receivables from financial leases:

As of December 31, 2010 and 2009, they were valued at the present value of the sum of the periodical installments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A.: were valued by the equity method at the end of each fiscal year.

•	Francés Administradora de Inversiones S.A: was valued by the equity method as of December 31, 2010.

•	Atuel Fideicomisos S.A.: as of December 31, 2009, was valued by the equity method at the end of the fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of each fiscal year.

•

Visa Argentina S.A.: was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2010 and 2009, plus new capital contributions and dividend distribution until December 31, 2010 and 2009, as appropriate.

•

Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of each fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of December 31, 2010 and 2009 these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,330,841 and 1,295,784, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of December 31, 2010 and 2009, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of each fiscal year.

2.	Forward transactions receivable/payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

•	Call and put options bought and written:

As of December 31, 2010 these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the fiscal year.

o)	Term investments yielding variable income - Communication “A” 2482 and supplemented:

As of December 31, 2010, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the change in the price of the assets or the indicators contained in the provision and the terms and conditions of the respective transactions were also considered. Any said change was restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2010 and 2009.

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

•

As of December 31, 2010 and 2009, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of December 31, 2010, the Bank calculated the earning per share on the basis of 536,361,306 ordinary shares and as of Decmeber 31, 2009 on the basis of 487,611,306 ordinary shares (which was calculated as the weighted average of the quantity of shares during the twelve months that make up the fiscal year), of $ 1 par value each. The net income for each fiscal year on those dates is as follows:

	12-31-2010	12-31-2009
Net income for the fiscal year	1,198,179	718,462
Earning per share for the fiscal year – (stated in pesos)	2.23	1.47

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

I.	Valuation criteria

a)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 62,300 and 313,700 as of December 31, 2010 and 2009, respectively, should be recovered.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of December 31, 2010 and 2009, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have increased in 3,729 and in 124, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2010 and 2009 would have been 3,605 (income) and 3,705 (income), respectively.

c)	Consolidar A.F.J.P. S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2010 and 2009 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

II.	Valuation criteria and aspects related to the presentation of information

a)	Holdings available for sale

As disclosed in note 2.3.b), the Bank charged to the account “Unrealized valuation difference” in stockholders’ equity an income of 88,131 and a loss of 14,133, as of December 31, 2010 and 2009, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in Argentina do not endorse this accounting treatment. As of December 31, 2010 and 2009, 102,264 (income), and 166,986 (income), respectively, should have been charged to income for each fiscal year.

4.	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of December 31, 2010 and 2009, the Bank recorded 249,800 and 343,900, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of December 31, 2010, it has booked 177,757 in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the Income Tax Prepayments at the end of the fiscal year. As of the end of the previous fiscal year, it has booked 108,891 in the abovementioned caption as a result of having netted the tax credit arising from the Tax on Minimum Presumed Income and having considered the income tax withholdings applied to the Bank as of the end of the fiscal year.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2010 and 2009, the Bank records under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 62,300 and 313,700, respectively. Such amounts are made up as follows:

	12-31-2010	12-31-2009
Deferred tax assets	473,900	604,500
Deferred tax liabilities	(411,600)	(290,800)

Net deferred assets	62,300	313,700
Allowance	(62,300)	(313,700)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for a further ten years. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial

Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

In May 2010, the 234,931 tax credit balance arising from TOMPI from previous fiscal years has been applied as payment towards the Income tax effectively determined for the year ended on December 31, 2009.

4.3.	Other tax issues

a)	In the year 1998 through 2000, the Bank was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

An appeal against said assessments was lodged with the Argentine Tax Court: although the petitions asserted by the Bank in connection with periods 1992 and 1993 were partially dismissed, those concerning the periods 1994 through 1999 were admitted by the Tax Court. In all these cases, appeals against the resolutions were lodged with the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters. On September 4, 2009 the Bank was notified of the judgment rendered by the Appellate Court in connection with the case file for fiscal period 1992. The judgment annuls the judgment entered in due time by one of the Argentine Tax Court panels and remands the case file to the Tax Court for it to have another panel render a decision. In addition, the resolution related to the fiscal period 1993 was confirmed by the Appellate Court and an appeal against it has been lodged with the Supreme Court of Justice of Argentina in the form of an ordinary appeal.

As concerns the proceedings for the fiscal periods 1994 through 1999, on December 2, 2008, the Supreme Court of Justice of Argentina confirmed the judgment favorable to the Bank.

On November 18, 2010, the Bank was notified by the Supreme Court of Justice of Argentina that the favorable judgment had been confirmed in connection with the proceedings for the fiscal period 1993.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favorable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Banco Francés S.A. to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into Pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires. On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Banco Francés S.A. should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

As regards the rest of the debt claimed, the above agency established a plan of payment in installments to which the Bank has adhered acknowledging that said adhesion does not entail a recognition of rights or the abandonment of further actions before the courts. Therefore, on May 26, 2009 the Bank made an advance payment that corresponds to 35% of the total debt, on June 25, 2009 the Bank paid the first of the remaining 120 monthly installments and since then, the Bank has been paying the monthly installments as they accrue. On October 9, 2009, the Bank filed with the Tax Bureau of the City of Buenos Aires a request for the refund of the taxes paid with the prepayment above mentioned and the installments already paid. This petition included a reserve that the Bank may include in the complaint filed with the administrative authorities all the installments that had not yet accrued to the extent they are paid by the Bank. However, on October 4, 2010, the Bank cancelled all the outstanding moratorium balances in the framework of the plan of payment in installments set out by Law No. 3461/2010.

The Bank’s Management does not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

		12-31-2010	12-31-2009

a)	LOANS

	Loans granted to pre-finance and finance exports	2,329,504	1,762,203
	Fixed-rate financial loans	1,392,175	979,912
	Other	34,803	43,317

	Total	3,756,482	2,785,432

		12-31-2010	12-31-2009

b)	INVESTMENTS IN OTHER COMPANIES

	In other non-controlled companies- unlisted	37,321	33,215
	In controlled companies -supplementary activities	249,788	336,781
	In non-controlled companies-supplementary activities	15,423	16,235

	Total	302,532	386,231

c)	OTHER RECEIVABLES

	Prepayments	94,396	53,144
	Guarantee deposits	102,105	69,056
	Miscellaneous receivables	125,229	133,651
	Tax prepayments (1)	71,304	319,859
	Other	4,227	8,900

	Total	397,261	584,610

(1)	As of December 31, 2010 and 2009, it includes the deferred tax asset for 62,300 and 313,700 respectively (see note 4.1.).

d)	OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

	Collections and other operations for the account of third parties	290,211	314,732
	Other withholdings and collections at source	202,429	172,743
	Accounts payable for consumption	394,705	246,919
	Money orders payable	179,820	102,347
	Loans received from Argentine Technological Fund (FONTAR)	38,391	37,906
	Loans received from Interamerican Development Bank (BID)	18,420	32,271
	Pending Banelco debit transactions	28,493	27,407
	Other	66,812	92,056

	Total	1,219,281	1,026,381

e)	OTHER LIABILITIES

	Accrued salaries and payroll taxes	185,008	169,654
	Accrued taxes	232,037	153,589
	Miscellaneous payables	223,193	110,029
	Amounts collected in advance	65,126	1,107
	Other	1,925	542

	Total	707,289	434,921

		12-31-2010	12-31-2009

f)	MEMORANDUM ACCOUNTS – DEBIT – CONTROL

	Items in safekeeping	17,016,419	12,525,159
	Collections items	430,819	285,311
	Checks drawn on the Bank pending clearing	245,783	220,248
	Checks not yet credited	1,697,519	919,380
	Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	36,645,801	25,249,313
	Other	79,403	85,691

	Total	56,115,744	39,285,102

g)	SERVICE CHARGE INCOME

	Rental of safe-deposit boxes	53,482	34,997
	Commissions for capital market transactions	20,421	10,120
	Commissions for salary payment	7,694	7,305
	Commissions for trust management	1,844	2,246
	Commissions for hiring of insurances	133,843	116,202
	Commissions for transportations of values	11,145	11,589
	Commissions for loans and guaranties	40,100	17,984
	Other	64,038	54,378

	Total	332,567	254,821

h)	SERVICE CHARGE EXPENSE

	Turn-over tax	76,410	60,179
	Insurance paid on lease transactions	15,215	19,205
	Other	5,250	4,555

	Total	96,875	83,939

i)	OTHER INCOME

	Deferred income tax (1)	—,—	120,148
	Gain from the sale of premises and equipment and other assets	2,255	1,106
	Rent	936	1,160
	Related parties expenses recovery	8,638	7,060
	Tax recovery	12,800	10,820
	Other	18,770	11,535

	Total	43,399	151,829

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

		12-31-2010	12-31-2009

j)	OTHER EXPENSE

	Loss from the sale or impairment of premises and equipment	10	14,991
	Insurance losses	2,466	2,668
	Donations	7,509	5,871
	Turn-over tax	2,650	2,340
	Other	11,690	19,371

	Total	24,325	45,241

6.	FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Banco Francés S.A. and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Banco Francés S.A. and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

Both the Bank’s Management and its legal advisors understand that the Bank has assessed these cases on the basis of a duly timed analysis, following the internal procedures in place for these situations. Further, they understand that the Bank has duly applied in these two cases all current rules and regulations and that no adverse impact on the Bank’s financial position is expected in this respect.

7.	RESTRICTIONS ON ASSETS

As of December 31, 2010, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 100,005 in Guaranteed Bonds maturing in 2018, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,591 to secure debts with the BCRA.

c)	The Bank appropriated BCRA Bills (Badlar), in an amount of 67,341 to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (B.I.D.).

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of December 31, 2010 and 2009, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2010	2009	2010	2009	2010	2009
BBVA S.A.	24,495	32,707	8,723	5,099	188,713	30,076
Francés Valores Sociedad de Bolsa S.A.	726	—,—	2,118	1,448	2,845	3,106
Consolidar A.R.T. S.A.	96	61	88,713	50,600	6,772	5,524
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	1	40,418	61,765	15,010	77,515	128,428
Consolidar Cía. de Seguros de Retiro S.A.	3,738	8	585	1,210	57,505	25,403
Francés Administradora de Inversiones S.A. (2) (3)	174	150	19,254	21,379	12,592	4,886
Atuel Fideicomisos S.A. (3)	—,—	—,—	—,—	3,009	—,—	—,—
BBVA Consolidar Seguros S.A.	8,462	6,330	2,328	1,906	943	5,229
PSA Finance Argentina Cía. Financiera S.A.	399,888	276,911	1,608	1,549	50,000	—,—
Rombo Cía. Financiera S.A.	269,288	90,486	5,194	7,260	109,000	15,000
Consolidar Comercializadora S.A.	52	—,—	19,808	6,502	42,335	13,765
Inversora Otar S.A.	—,—	—,—	360	652	773,796	408,322

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.
(2)	On February 11, 2010, BBVA Banco Francés S.A. sold its equity interest in Francés Administradora de Inversiones S.A. to Francés Valores Sociedad de Bolsa S.A.
(3)	On October 22, 2010, BBVA Banco Francés S.A. merged with Atuel Fideicomisos S.A. Therefore, the Bank acquired the majority interest in Francés Administradora de Inversiones S.A.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 12.3149% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Pursuant to BCRA’s Communication “A” 5170, issued on January 11, 2011, the above-mentioned guarantee amount may not exceed the pesos one hundred and twenty thousand limit. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Bank had entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2010 and 2009, the assets of Diagonal Trust amount to 2,405 and 2,366, respectively, considering its recoverable value.

Besides, as of December 31, 2010 and 2009 the Bank has recorded the assets of Maginot Trust, whose book value amounts to 338 and 215, respectively. In addition, as of December 31, 2010, the Bank recorded the Fideicomiso Corp Banca assets for 5,371 as well as the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,539.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non Financial Trusts

The Bank acts as trustee in 28 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 207,628 and 566,583 as of December 31, 2010 and 2009, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

The Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

As of the date of issuance of these financial statements, the Bank has not issued Corporate Bonds related to this Program.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of December 31, 2010:

a)	Interest rate swaps for 202,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating an income as of the end of the fiscal year for 3,533.

The estimated market value of said instruments amounts to 4,602 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 202,500.

b)	Interest rate swap for 61,467 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate SWAP” for 61,467.

c)	Non-deliverable forward purchase and sale transactions in ratios payable in Pesos, maturing within a period not exceeding 1 year, for 2,469,931 and 2,151,674, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating loss as of the end of the fiscal year for 19,051.

d)	Call options bought for 52,702 and call options written for 60,082 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of call options bought” for 52,702 and under “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of call options written” for 60,082.

Put options bought for 27,402 and put options written for 24,662 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of put options bought” for 27,402 and under “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of put options written” for 24,662.

These transactions have been valued in accordance with the description in note 2.3.n) generating 4,494 income as of the end of the fiscal year.

e)	The Bank does not carry balances from repos and/or reverse repos in force as of December 31, 2010. This notwithstanding, the transactions conducted during fiscal 2010 have yielded 27,127 in income at the end of the fiscal year.

II.	Transactions as of December 31, 2009:

a)	Interest rate swaps for 20,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 15,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the fiscal year for 1,704.

The estimated market value of said instruments amounts to 147 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts -Derivatives – Interest rate swap” for 35,000.

b)	Interest rate swaps for 67,697 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transactions were recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate SWAP” for 67,697.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,940,035 and 2,195,093, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 95,114.

d)	Forward sales due to national government securities repurchase agreements for 76,024, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 78,541 income as of the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of December 31, 2010, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

13.2	Investment Funds custodian

As of December 31, 2010 and 2009, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, tax-credit certificates, securities issued by the Argentine Central Bank, investments financial trust certificates, Cedears and ADRS in safekeeping in the amount of 1,199,165 and 947,861, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts - Control - Other”.

The Investment Funds´ equities are as follows:

EQUITIES AS OF

INVESTMENT FUND	12-31-2010	12-31-2009
FBA Acciones Globales	70,827	73,127
FBA Total	15,998	14,856
FBA Renta	15,731	13,703
FBA Renta Pesos	942,439	1,167,950
FBA Renta Dólares	4,388	4,276
FBA Bonos Latinoamericanos	14,904	13,740
FBA Calificado	120,387	81,142
FBA Internacional	588	544
FBA Ahorro Dólares	11,011	11,372
FBA Renta Fija	21,358	15,153
FBA Ahorro Pesos	280,034	182,545
FBA Renta Premium	10,672	7,976
FBA Europa	2,604	3,161
FBA Horizonte	49,081	20,320
FBA EEUU	3,447	3,156
FBA Renta Corto Plazo	608	562
FBA Acciones Latinoamericanas	25,861	27,571
FBA Bonos Argentina	4,894	3,649
FBA Brasil	35,886	47,117
FBA México	1,187	982
FBA Commodities	60	53
FBA Acciones Argentinas	704	471
FBA Bonos Globales	76	57

Total	1,632,745	1,693,483

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favorably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	In accordance with Communication “A” 5072, issued on May 6, 2010, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

b)	In accordance with the provisions of BCRA, the next Shareholders’ Meeting must appropriate the amount of 239,636 currently included under Unappropriated earnings to the Legal Reserve.

15.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2010:

COMPUTABLE COMPLIANCE IN PESOS
Cash	558,916
Special Guarantee Accounts	131,390
BCRA Checking Account	1,804,872
Cash in transit	340
Cash in valuables’ transportation	374,152
Special Social Security accounts	54
Franchises	171,912

TOTAL	3,041,636

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	362,947
BCRA Checking Account	2,249,194
Cash in transit	223
Cash in valuables’ transportation	74,490

TOTAL	2,686,854

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	67,973
BCRA Checking Account	42,524
Cash in transit	24
Cash in valuables’ transportation	13,691

TOTAL	124,212

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-10	12-31-09	12-31-08
a) Cash and due from banks	5,682,802	5,160,260	4,235,741
b) Goverment securities held for trading or financial transactions	4,813	8,352	1,461
c) Loans to financial sectors, calls granted maturity date less than three months as from the end of each fiscal year	147,980	104,930	171,520

CASH AND CASH EQUIVALENTS	5,835,595	5,273,542	4,408,722

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from each fiscal year date.

17.	RISK MANAGEMENT POLICIES

The Risk Department comprises units specializing in each class of risk (credit, market, structural and operational risk) that work alongside cross-sectional units: Global Management (an area that reports to Strategic Risk Management and defines quantification metrics) and Internal Control.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, market, liquidity, structural and operational.

a)	Credit Risk

The Risk Department is made up by the following divisions: Retail Banking, Enterprise and Corporate Banking and Credit Recovery. Within the purview of the Retail Banking and the Enterprise and Corporate Banking divisions, there are the areas in charge of Policies and Tools, Risk Admission and Follow-Up. In turn, the Credit Recovery division includes areas specializing in severity mitigation, further split into judicial recovery and non-judicial recovery.

Approvals are processed by virtue of the loan-granting powers conferred upon the positions responsible for Admission, Risk Analysts, the Credit Risk Committee and the Technical Operations Committee, which are segmented by Rating letters and scores as well as by levels of rating amounts (that is, in view of the characteristics of the customer and its level of indebtedness).

In addition, the commercial areas rely on a smaller number of delegated loan-granting powers in order to streamline minor transactions. These powers are also arranged by ratings and amounts.

Any exceptions to the policies currently in force are dealt with by the Technical Operations Committee.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking and Enterprise and Corporate Banking portfolios management, respectively. The application of this methodology leads to the calculation of the likelihood of default and in addition, to a historical control over expected losses and over the degree of severity of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

The following are some of the aspects taken into account upon subjecting customers to a credit assessment:

•	Verify the client sufficient income-generation sources and an adequate financial structure to face the commitments to repay principal and interest of the owned receivables within the terms agreed.

•	Adequate and sufficient guarantees must to allow the loans recovery.

•	Adequate knowledge of the client so that the decision-making officials are sufficiently confident and secure when they decide to grant the loan.

•	Balance and correlation between the use of the proceeds, the amount, the term and the manner to repay the loan based on the client´s generation of resources and the guarantees.

•

The activities carried on by the client must be identified so that the client can be assigned to the appropriate classification of sectors of the economy assessing its positioning and growth expectations.

•

Permanent consulting for hints of junctures in the policies currently in force in each sector for an adequate response in line with the general investment or divestiture guidelines in a sector or sub-sector of the economy, amongst others.

b)	Market Risk

The Market Risk area, which reports to the Risk Division, is the unit responsible for identifying, assessing and controlling the market risks in BBVA Banco Francés.

It is in charge of the following:

•	Identifying the Business Units within the Entity that carry out transactions entailing market risks, which should thus be included in the corporate applications of measurement and control risk.

•	Monitor on a daily basis compliance with the risk limits and policies of the Business Units

•	Determine, on a daily basis, the Market Variables that will be used in the valuation of the Treasury positions and by the Committee of Assets and Liabilities (COAP).

•	Determine the calculation of the Credit Exposure of the Treasury Client counterparts (Credit Risk in the Market Desk).

The most complex approach, adopted as a standard measurement tool, is the Value at Risk (VaR) which provides a 99% confidence level at one day.

Policies are implemented through a limit structure, in terms of daily VaR and daily, monthly and annual Stop Loss measures.

On an annual basis, a proposal is prepared for the authorization of market risk limits together with the Treasury Department. This standard sets forth the identity of the officials who have the maximum control responsibilities and decision-making attributes concerning the limits and contingency plans to be implemented if such limits were surpassed.

The utility of the VaR model is fine-tuned through backtesting and stresstesting techniques.

c)	Liquidity and Structural Risk

Although the Financial Division is responsible for managing the structural risks at the Entity, which risks also include the liquidity risk, the Market Risk Area, in its position as independent business unit and responsible for management actions, is empowered to approve, follow up (measure) and control the methodologies, the limits and the alerts that the areas involved may propose and consume in order to adequately manage the structural and liquidity risk.

Both the structural risk and the liquidity risk are monitored through a number of specific quantitative and qualitative limits and alerts, which are followed up on a daily basis by the Market Risk Area.

As regards liquidity risk, crisis are identified by the three areas of the Technical Liquidity Group (GTL, with the areas in charge of following up on crises being the Market Risk Area, Financial Management and Markets) and as soon as any of these areas detects a crisis, it must report it to the other management areas above mentioned.

The Market Risk Area obtains the flows of collections and payments, prepares the daily liquidity map, proposes the limits and alert alarms and prepares and distributes the appropriate reports for the evolution of liquidity to the internal areas of the Risk Division and to the top executives of BBVA Banco Francés.

Liquidity risks are monitored using three models: Short-term liquidity, Medium-term liquidity and Stress-liquidity. This model is based on the study of past crisis and it is used as a basis to generate the contingency plan.

The aim of the Contingency Plan is no other than to be in the best position to face liquidity problems, to foresee potential crisis situations, both at the Entity level and in the markets which may arise for the Entity in the future.

As regards structural risk, defined as any alteration sustained by the financial margin and/or the equity value of an entity arising from variations in interest rates, an analysis of five sensitivities is used to monitor these two risks:

•	SMF: Sensitivity to the Financial Margin in the event of +/-100bps variations in interest rates;

•	SVE: Sensitivity to the Equity Value in the event of +/-100bps variations in interest rates;

•	SVE COAP: Sensitivity to the Equity Value of the COAP portfolio in the event of +/-100bps variations in interest rates;

•	MeR: Margin at Risk, understood as the maximum unfavorable departure from the financial margin projected for a pre-determined level of confidence; and

•

CE: calculation of the Equity Capital of the Bank, consisting in an estimate of the unexpected losses that could be incurred in the various risk activities carried out, in other words, the maximum losses that could be sustained with a given level of confidence.

d)	Operational Risk

The Internal Control and Operational Risk area, which reports to the Internal Control and New Products division, is charged with the implementation and maintenance of a model to identify, value, follow up on, check and mitigate operational risk. This model revolves around a methodology based on BCRA’s provisions currently in force (Communication “A” 4793) and on international standards (COSO and Basel) and specific computerized tools that support the model.

Operational risk is identified and quantified by the Ev-Ro tool. To support the follow-up function and the dynamical controls over the efficacy of the mitigation measures in place, the Trans-VaR tool is used. There is also a loss history database segmented by business areas and class of risk known as SIRO database. All these tools are working properly and the degree of implementation is optimum.

Through the Internal Control and Operational Risk model, the Bank is able to:

•	Assess the degree of mitigation activity implemented in the various areas

•	Verify that the measures have been adopted in accordance with priority criteria for the mitigation of risk factors.

•

Ensure that the contingency plans and service continuity defined by the various business units or supporting areas have been properly implemented and updated to reduce the risk of certain high-impact risk factors.

18.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

19.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 12-31-2010	Book balance as of 12-31-2009	Position without options	Final position
GOVERNMENT SECURITIES
Holdings for trading or financial transactions
Local
In pesos
Other		4,141	4,141		4,141	4,141

Subtotal in pesos			4,141	7,774	4,141	4,141

In foreign currency
Other		672	672		672	672

Subtotal in foreign currency			672	68,828	672	672

Subtotal in Holdings for trading or financial Transactions			4,813	76,602	4,813	4,813

Holdings available for sale
Local
In pesos
Secured Bonds due 2018	2405	101,164	101,164		101,164	101,164
Federal Government Bond in Pesos due 2015	5441	242,480	242,480		242,480	242,480
Bocon PRO 12	2449	170,054	170,054		170,054	170,054
Federal Government Bond in Pesos Badlar + 275 pb due 2014	5439	36,281	36,281		36,281	36,281

Subtotal in pesos			549,979	266,191	549,979	549,979

In foreign currency
Federal Government Bonds in US Dollars 7% P.A. due 2015	5433	145,500	145,500		145,500	145,500

Subtotal in foreign currency			145,500	84,405	145,500	145,500

Subtotal in Holdings available for sale			695,479	350,596	695,479	695,479

Unlisted government securities
Local
In pesos
Secured Bonds due 2020	2423		988,036		988,036	988,036
Federal Government Bonds in Pesos Badlar + 275 pb due 2014 (1)	5439		1,051,784		1,051,784	1,051,784
Federal Government Bond in Pesos Badlar + 350 pb due 2013	5438		15,450		15,450	15,450
Other			164		164	164

Subtotal in pesos			2,055,434	1,961,021	2,055,434	2,055,434

In foreign currency
Other			11		11	11

Subtotal in foreign currency			11	19	11	11

Subtotal Unlisted government securities			2,055,445	1,961,040	2,055,445	2,055,445

(1)	It includes 992,090 from holdings received in exchange for secured loans and 59,694 from the cancellation of Fideicomiso Nues trust participation certificates.

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 12-31-2010	Book balance as of 12-31-2009	Position without options	Final position
Instruments issued by the BCRA
BCRA Bills
Listed – Own portfolio
Argentine Central Bank Internal Bills due 04-13-11	46131	29,928	29,928		29,928	29,928
Argentine Central Bank Internal Bills due 04-27-11	46018	24,338	24,338		24,338	24,338
Other		11,696	11,696		11,696	11,696

Subtotal listed – own portfolio			65,962	7,219	65,962	65,962

Unlisted – Own portfolio
Argentine Central Bank Internal Bills due 05-04-11	46053		260,908		260,908	260,908
Argentine Central Bank Internal Bills due 03-16-11	46076		185,309		185,309	185,309
Argentine Central Bank Internal Bills due 01-26-11	46114		101,829		101,829	101,829
Argentine Central Bank Internal Bills due 02-09-11	46070		98,856		98,856	98,856
Argentine Central Bank Internal Bills due 03-02-11	46126		98,251		98,251	98,251
Argentine Central Bank Internal Bills due 04-20-11	46089		118,262		118,262	118,262
Argentine Central Bank Internal Bills due 04-06-11	46083		47,585		47,585	47,585
Other			24,615		24,615	24,615

Subtotal unlisted – own portfolio			935,615	2,123,935	935,615	935,615

Available for sale
Argentine Central Bank Internal Bills due 02-02-11	46122	148,440	148,440		148,440	148,440
Argentine Central Bank Internal Bills due 04-27-11	46018	106,007	106,007		106,007	106,007
Argentine Central Bank Internal Bills due 01-19-11	46077	263,849	263,849		263,849	263,849
Other		14,522	14,522		14,522	14,522

Subtotal available for sale			532,818	205,583	532,818	532,818

BCRA Notes
Listed – Own portfolio

Subtotal listed – own portfolio			—,—	68,739	—,—	—,—

Unlisted – Own portfolio
Argentine Central Bank Internal Bills (Badlar) due 07-27-11	46112		205,658		205,658	205,658
Argentine Central Bank Internal Bills (Badlar) due 10-19-11	46136		187,172		187,172	187,172
Argentine Central Bank Internal Bills (Badlar) due 05-26-11	46119		304,872		304,872	304,872
Argentine Central Bank Internal Bills (Badlar) due 03-09-11	46073		151,358		151,358	151,358
Argentine Central Bank Internal Bills (Badlar) due 06-08-11	46144		162,557		162,557	162,557
Argentine Central Bank Internal Bills (Badlar) due 05-11-11	46141		102,283		102,283	102,283
Argentine Central Bank Internal Bills (Badlar) due 08-31-11	46145		101,578		101,578	101,578
Other			18,971		18,971	18,971

Subtotal unlisted – own portfolio			1,234,449	696,855	1,234,449	1,234,449

Available for sale

Subtotal available for sale			—,—	83,996	—,—	—,—

Subtotal instruments issued by the BCRA			2,768,844	3,186,327	2,768,844	2,768,844

TOTAL GOVERNMENT SECURITIES			5,524,581	5,574,565	5,524,581	5,524,581

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 12-31-2010	Book balance as of 12-31-2009	Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
Local
In foreign currency
Telefónica de Argentina Corporate Bonds	40146	129	129		129	129
Petrobrás Energía Corporate Bonds	40668	78	78		78	78
Other			6		6	6

Subtotal in foreign currency			213	201	213	213

Subtotal Other debt instruments			213	201	213	213

Other Equity instruments
From abroad
In foreign currency
Silicon Graphics Inc.		35	35		35	35
Other		21	21		21	21

Subtotal in foreign currency			56	46	56	56

Subtotal Equity instruments			56	46	56	56

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			269	247	269	269

TOTAL GOVERNMENT AND PRIVATE SECURITIES			5,524,850	5,574,812	5,524,850	5,524,850

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	12-31-2010	12-31-2009
COMMERCIAL PORTFOLIO
Normal performance	9,883,361	6,764,412

Preferred collaterals and counter guaranty “A”	213,568	78,777
Preferred collaterals and counter guaranty “B”	170,857	72,781
Without senior security or counter guaranty	9,498,936	6,612,854
With special follow-up	21,955	34,226

Under observation
Preferred collaterals and counter guaranty “B”	—,—	733
Without senior security or counter guaranty	21,955	33,493
With high risk of uncollectibility	3,927	1,951

Without senior security or counter guaranty	3,927	1,951
Uncollectible	2,010	4,903

Preferred collaterals and counter guaranty “B”	—.—	1,650
Without senior security or counter guaranty	2,010	3,253

Total	9,911,253	6,805,492

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	12-31-2010	12-31-2009
CONSUMER AND HOUSING PORTFOLIO
Normal performance	6,611,369	4,762,534

Preferred collaterals and counter guaranty “A”	12,019	9,554
Preferred collaterals and counter guaranty “B”	774,812	778,794
Without senior security or counter guaranty	5,824,538	3,974,186
Low risk	43,353	46,902

Preferred collaterals and counter guaranty “B”	5,046	4,650
Without senior security or counter guaranty	38,307	42,252
Medium risk	31,442	43,925

Preferred collaterals and counter guaranty “B”	1,229	1,925
Without senior security or counter guaranty	30,213	42,000
High risk	30,097	62,384

Preferred collaterals and counter guaranty “B”	833	1,315
Without senior security or counter guaranty	29,264	61,069
Uncollectible	3,779	1,697

Preferred collaterals and counter guaranty “B”	1,637	791
Without senior security or counter guaranty	2,142	906
Uncollectible, classified as such under regulatory requirements	87	185

Without senior security or counter guaranty	87	185

Total	6,720,127	4,917,627

General Total (1)	16,631,380	11,723,119

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	12-31-2010		12-31-2009
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	2,921,405	17.57%	2,449,242	20.89%
50 next largest clients	2,883,984	17.34%	2,254,013	19.23%
100 following clients	1,494,913	8.99%	910,402	7.77%
Remaining clients	9,331,078	56.10%	6,109,462	52.11%

Total (1)	16,631,380	100.00%	11,723,119	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Past-due portfolio	Term remaining to maturity						Total
Description		1 month	3 months	6 months	12 months	24 months	More than 24 months
Government sector	—,—	238	—,—	81,883	82,079	—,—	33,578	197,778
Financial sector	—,—	190,711	67,870	94,620	220,255	275,580	105,710	954,746
Non financial private sector and residents abroad	18,035	5,562,205	1,578,270	3,031,835	1,291,864	1,760,540	2,236,107	15,478,856

TOTAL	18,035	5,753,154	1,646,140	3,208,338	1,594,198	2,036,120	2,375,395	16,631,380	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish – See note 19)

- Stated in thousands of pesos -

										Information about the issuer
Concept		Shares			Amount					Main business	Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	12-31-2010		12-31-2009			Period / Fiscal year end	Capital stock	Stockholders’ equity	Net income for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local											thousand of pesos
33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	11,745		7,876		Stockholder	12-31-2010	6,390	12,367	4,073
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1$	1	35,425,947	22,076		31,334		Pensions fund manager	12-31-2010	65,739	40,963	(6.116)
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	32,274,350	178,875		262,524		Insurance company	12-31-2010	48,745	270,163	34,511
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	68,295		51,976		Financial institution	12-31-2010	52,178	136,590	32,638
30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,100,000	—,—	(1)	35,047		Trust Manager	09-30-2010	13,100	38,030	2,982
30548590163	Francés Administradora de Inversiones S.A.	Common	1$	1	230.398	37,092		—,—	(2)	Sociedad Gerente de FCI	12-31-2010	243	39,045	5,411

		Subtotal controlled				318,083		388,757

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	46,699		50,518		Financial Institution	12-31-2010	60,000	116,748	21,334
30598910045	Visa Argentina S.A	Common	1$	1	1,420,496	5,808		5,888		Services to companies	05-31-2010	15,000	151,461	91,332
30604796357	Banelco S.A.	Common	1$	1	2,574,907	7,266		6,612		Information services	06-30-2010	23,599	58,440	11,264
	Other					2,349		3,735
	Foreign
	Other					1,001		956

		Subtotal noncontrolled				63,123		67,709

		Total in financial institutions, supplementary and authorized				381,206		456,466

	IN OTHER COMPANIES
	Non controlled
	Local
30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	26,241		22,909		Workers compensation	12-31-2010	77,684	209,926	13,928
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	11,027		10,254		Insurance	12-31-2010	10,651	103,228	4,174
	Foreign
	Other					53		52

		Subtotal non controlled				37,321		33,215

		Total in other companies				37,321		33,215

		Total investments in other companies				418,527		489,681

(1)	On October 22, 2010, the Supervisory Board of Companies (IGJ) registered Atuel Fideicomisos S.A.’s dissolution without liquidation on account of the merger between Atuel Fideicomisos S.A. and BBVA Banco Francés S.A. under No. 19.916 on Book 51 of Stock Corporations.
(2)	As of December 31, 2009, the interest in Francés Administradora de Inversiones S.A. amounted to 1,682 and was presented in the caption “Financial institutions, supplementary and authorized – Noncontrolled – Local – Other”

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the fiscal year		Net book value at 12-31-2010	Net book value at 12-31-2009
					Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	347,623	29,493	—,—	3,226	50	15,233	358,657	347,623
Furniture and Facilities	63,072	33,651	—,—	1,061	10	10,404	85,258	63,072
Machinery and Equipment	70,167	34,414	—,—	—,—	5	31,031	73,550	70,167
Automobiles	1,699	2,148	—,—	568	5	691	2,588	1,699

Total	482,561	99,706	—,—	4,855		57,359	520,053	482,561

OTHER ASSETS
Advances to suppliers of goods	—,—	461	—,—	—,—	—,—	—,—	461	—,—
Works of Art	983	—,—	—,—	—,—	—,—	—,—	983	983
Leased assets	5,764	—,—	(1,691)	—,—	50	87	3,986	5,764
Property taken as security for loans	5,005	105	3	366	50	74	4,673	5,005
Stationery and office supplies	3,461	8,516	—,—	7,784	—,—	—,—	4,193	3,461
Other	11,262	—,—	1,688	3,125	50	231	9,594	11,262

Total	26,475	9,082	—,—	11,275		392	23,890	26,475

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the fiscal year		Net book value at 12-31-2010	Net book value at 12-31-2009
				Years of useful life	Amount
Organization and Development expenses (1)	55,091	30,827	270	1 & 5	21,960	63,688	55,091
Organization and development non-deductible expenses	—,—	35,057	—,—	—,—	35,057	—,—	—,—

Total	55,091	65,884	270		57,017	63,688	55,091

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	12-31-2010		12-31-2009
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	1,490,570	6.61%	1,802,824	9.81%
50 next largest clients	1,516,098	6.73%	1,155,962	6.29%
100 following clients	1,385,201	6.14%	1,082,752	5.89%
Remaining clients	18,151,141	80.52%	14,332,369	78.01%

TOTAL	22,543,010	100..00%	18,373,907	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	18,936,731	2,674,583	566,491	235,769	129,436	—,—	22,543,010

Other liabilities from financial transactions
Argentine Central Bank (BCRA)	2,747	—,—	—,—	—,—	—,—	—,—	2,747
Banks and International Institutions	29,335	38,282	15,707	3,091	2,281	—,—	88,696
Financing received from Argentine financial institutions	5,541	—,—	472	475	974	272	7,734
Other	1,163,646	5,907	9,067	15,656	18,547	6,458	1,219,281

Total	1,201,269	44,189	25,246	19,222	21,802	6,730	1,318,458

TOTAL	20,138,000	2,718,772	591,737	254,991	151,238	6,730	23,861,468

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEARS ENDED

DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Book value at beginning of fiscal year	Increases (6)		Decreases		Book value
Description				Reversals	Applications	12-31-2010	12-31-2009
DEDUCTED FROM ASSETS
Government securities
- For impairment value	449,923	2	(5)	449,675	65	185	449,923
Loans
- Allowance for doubtful loans	329,959	173,609	(1)	—,—	119,669	383,899	329,959
Other receivables from financial transactions
- Allowance for doubtful receivables	21,327	38	(1)	16,586	1,058	3,721	21,327
Receivables from financial leases
- Allowance for doubtful receivables	5,428	2,534	(1)	1	—,—	7,961	5,428
Investments in other companies
- For impairment value (3)	4	—,—		—,—	—,—	4	4
Other receivables
- Allowance for doubtful receivables (2)	337,940	2,887		498	251,735	88,594	337,940

Total	1,144,581	179,070		466,760	372,527	484,364	1,144,581

LIABILITIES-ALLOWANCES
- Contingents commitments (1)	428	11		—,—	1	438	428
- Other contingencies	318,036	42,708	(4)	16,956	18,498	325,290	318,036

Total	318,464	42,719		16,956	18,499	325,728	318,464

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1)
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of December 31, 2010.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.r).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

- Government and Private Securities	2
- Loans	1,157
- Other receivables from financial transactions	38
- Receivables from financial leases	1
- Other receivables	333

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio
Common	536,361,306	1	536,316	—,—	45	(1)	536,361	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos

Accounts	12-31-2010						12-31-2009
		Total of the fiscal year (per type of currency)
	Total of the fiscal year	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of the fiscal year
ASSETS
Cash and due from banks	2,941,844	141,096	2,791,535	1,191	454	7,568	3,123,009
Government and private securities	146,452	—,—	146,452	—,—	—,—	—,—	153,499
Loans	2,634,361	—,—	2,634,361	—,—	—,—	—,—	1,917,836
Other receivables from financial transactions	528,540	5,353	519,296	—,—	3,891	—,—	164,442
Receivables from financial leases	2,148	—,—	2,148	—,—	—,—	—,—	2,771
Investments in other companies	1,055	—,—	1,055	—,—	—,—	—,—	1,008
Other receivables	61,307	391	60,916	—,—	—,—	—,—	53,282
Suspense items	614	—,—	614	—,—	—,—	—,—	113

TOTAL	6,316,321	146,840	6,156,377	1,191	4,345	7,568	5,415,960

LIABILITIES
Deposits	4,880,242	73,642	4,806,600	—,—	—,—	—,—	4,546,189
Other liabilities from financial transactions	1,028,837	57,714	964,198	311	3,935	2,679	553,718
Other liabilities	18,284	9,098	9,186	—,—	—,—	—,—	23,820
Suspense items	363	—,—	363	—,—	—,—	—,—	472

TOTAL	5,927,726	140,454	5,780,347	311	3,935	2,679	5,124,199

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	163,713	—,—	163,713	—,—	—,—	—,—	85,059
Control	15,555,915	10,332	15,544,461	—,—	—,—	1,122	8,825,463
Derivatives	80,104	—,—	80,104	—,—	—,—	—,—	—,—

TOTAL	15,799,732	10,332	15,788,278	—,—	—,—	1,122	8,910,522

Credit accounts (except contra credit accounts)
Contingent	264,583	—,—	264,583	—,—	—,—	—,—	265,342
Control	49,775	—,—	49,775	—,—	—,—	—,—	44,495
Derivatives	84,744	—,—	84,744	—,—	—,—	—,—	—,—

TOTAL	399,102	—,—	399,102	—,—	—,—	—,—	309,837

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Status
Concept	Normal	In potential risk / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			12-31-2010	12-31-2009
1. Loans	851,332	—,—	—,—	—,—	—,—	—,—	—,—	—,—	851,332	515,171
- Overdraft	3,710	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,710	9,532
Without senior security or counter guaranty	3,710	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,710	9,532
- Discounted Instruments	10,271	—,—	—,—	—,—	—,—	—,—	—,—	—,—	10,271	1,047
Without senior security or counter guaranty	10,271	—,—	—,—	—,—	—,—	—,—	—,—	—,—	10,271	1,047
- Real Estate Mortgage and Collateral Loans	5,122	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,122	9,797
Other collaterals and counter guaranty “B”	5,122	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,122	9,797
- Consumer	206	—,—	—,—	—,—	—,—	—,—	—,—	—,—	206	63
Without senior security or counter guaranty	206	—,—	—,—	—,—	—,—	—,—	—,—	—,—	206	63
- Credit Cards	1,530	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,530	845
Without senior security or counter guaranty	1,530	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,530	845
- Other	830,493	—,—	—,—	—,—	—,—	—,—	—,—	—,—	830,493	493,887
Without senior security or counter guaranty	830,493	—,—	—,—	—,—	—,—	—,—	—,—	—,—	830,493	493,887
2. Other receivables from financial transactions	11,176	—,—	—,—	—,—	—,—	—,—	—,—	—,—	11,176	8,021
3. Receivables from financial leases	104	—,—	—,—	—,—	—,—	—,—	—,—	—,—	104	66
4. Contingent commitments	59,803	—,—	—,—	—,—	—,—	—,—	—,—	—,—	59,803	42,699
5. Investments in other companies and private securities	201,418	—,—	—,—	—,—	—,—	—,—	—,—	—,—	201,418	205,842

Total	1,123,833	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,123,833	771,799

Total Allowances	8,486	—,—	—,—	—,—	—,—	—,—	—,—	—,—	8,486	5,233

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF DECEMBER 31, 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount
Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	21	16	46	202,500
Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non - financial sector	122	106	12	61,467
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	6	3	1	1,055,682
Options	Other hedges	Other	Upon expiration of differences	Residents abroad	6	5	1	112,784
Options	Foreign currency hedge	Foreign currency	Upon expiration of differences	Residents abroad	6	1	1	52,064
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	6	2	1	3,565,923

TOTAL								5,050,420

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2010 AND 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2010	12-31-2009
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,456,822	1,357,066
Due from banks and correspondents	4,234,984	3,898,346

Argentine Central Bank (BCRA)	4,098,792	3,723,387
Other local	2,574	34,144
Foreign	133,618	140,815

	5,691,806	5,255,412

B. GOVERNMENT AND PRIVATE SECURITIES (note 9.a):
Holdings in investment accounts	1,295,373	1,334,763
Holdings for trading or financial transactions	442,478	488,176
Government Securities for repurchase agreements with the BCRA	—,—	68,250
Holdings available for sale	1,228,297	640,175
Unlisted Government Securities	2,055,451	1,961,046
Instruments issued by the BCRA	2,370,368	2,953,144
Investments in listed private securities	103,604	218,605
Less: Allowances	189	449,927

	7,495,382	7,214,232

C. LOANS:
To government sector (Exhibit 1)	1,297,642	1,400,243
To financial sector (Exhibit 1)	578,878	384,331

Interfinancial – (Calls granted)	30,000	61,000
Other financing to local financial institutions	504,636	289,367
Interest and listed-price differences accrued and pending collection	44,242	33,964
To non financial private sector and residents abroad (Exhibit 1)	15,219,559	10,305,001

Overdraft	2,366,957	1,703,750
Discounted instruments	2,086,979	1,068,567
Real estate mortgage	840,841	838,410
Collateral Loans	831,981	480,694
Consumer	2,473,299	1,819,382
Credit cards	2,457,922	1,464,163
Other (Note 9.b)	4,010,249	2,806,667
Interest and listed-price differences accrued and pending collection	179,623	139,839
Less: Interest documented together with main obligation	28,292	16,471
Less: Allowances	396,227	337,686

	16,699,852	11,751,889

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	346,396	560,781
Amounts receivable for spot and forward sales to be settled	251,773	9,469
Instruments to be received for spot and forward purchases to be settled	232,152	10,264
Premiums for options bought	5,582	—,—
Unlisted corporate bonds (Exhibit 1)	102,368	119,488
Non-deliverable forward transactions balances to be settled	20,992	84,070
Other receivables not covered by debtor classification regulations	119	39,357
Other receivables covered by debtor classification regulations (Exhibit 1)	91,109	63,269
Interest accrued and pending collection not covered by debtor classification regulations	—,—	51,212
Less: Allowances	6,632	23,059

	1,043,859	914,851

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	535,619	329,782
Interest accrued pending collection (Exhibit 1)	6,936	4,177
Less: Allowances	8,098	5,561

	534,457	328,398

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	47,700	51,474
Other (note 9.c)	62,442	54,819
Less: Allowances	4	4

	110,138	106,289

G. OTHER RECEIVABLES:
Other (note 9.d)	480,972	589,442
Other interest accrued and pending collection	2,695	2,558
Less: Allowances	102,303	348,943

	381,364	243,057

H. PREMISES AND EQUIPMENT:	523,608	486,483

I. OTHER ASSETS:	27,753	26,475

J. INTANGIBLE ASSETS:
Organization and development expenses	66,547	59,835

	66,547	59,835

K. SUSPENSE ITEMS:	5,030	4,222

L. OTHER SUBSIDIARIES´ ASSETS (note 9.e):	450	450

TOTAL ASSETS:	32,580,246	26,391,593

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2010 AND 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2010	12-31-2009
LIABILITIES:
M. DEPOSITS:
Government sector	785,956	1,004,442
Financial sector	10,406	190,115
Non financial private sector and residents abroad	21,664,945	17,140,288

Checking accounts	5,063,665	3,491,170
Savings deposits	7,533,275	5,982,379
Time deposits	8,541,279	7,245,384
Investments accounts	78,009	19,022
Other	389,346	348,397
Interest and listed-price differences accrued payable	59,371	53,936

	22,461,307	18,334,845

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	2,747	2,691

Other	2,747	2,691
Banks and International Institutions	88,536	55,523
Unsubordinated corporate bonds	70,000	—,—
Amounts payable for spot and forward purchases to be settled	218,075	7,562
Instruments to be delivered for spot and forward sales to be settled	241,915	80,268
Premiums for options written	2,348	—,—
Financing received from Argentine financial institutions	121,347	38,247

Interfinancial (calls received)	5,100	—,—
Other financings from local financial institutions	116,243	38,247
Interest accrued payable	4	—,—
Non-deliverable forward transactions balances to be settled	530	2,825
Other (note 9.f)	1,240,802	1,036,350
Interest and listed–price differences accrued payable	6,501	1,202

	1,992,801	1,224,668

O. OTHER LIABILITIES:
Fees payable	62	82
Other (note 9.g)	817,722	471,647

	817,784	471,729

P. ALLOWANCES:	528,274	529,429

Q. SUSPENSE ITEMS:	17,411	75,043

R. OTHER SUBSIDIARIES’ LIABILITIES (note 9.h):	2,836,562	2,616,225

TOTAL LIABILITIES:	28,654,139	23,251,939

S. MINORITY INTEREST IN SUBSIDIARIES (note 6):	179,192	213,182

STOCKHOLDERS’ EQUITY:	3,746,915	2,926,472

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	32,580,246	26,391,593

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2010	12-31-2009
DEBIT ACCOUNTS
Contingent
- Guaranties received	3,581,622	2,999,676
- Contra contingent debit accounts	678,731	658,221

	4,260,353	3,657,897

Control
- Receivables classified as irrecoverable	330,149	317,547
- Other (note 9.i)	56,127,912	39,298,438
- Contra control debit accounts	598,431	622,438

	57,056,492	40,238,423

Derivatives
- “Notional” amount of call options bought	52,702	—,—
- “Notional” amount of put options bought	27,402	—,—
- “Notional” amount of non-deliverable forward transactions	2,478,406	1,940,035
- Interest rate SWAP	213,967	102,697
- Other	—,—	50,000
- Contra debit derivatives accounts	2,184,969	2,195,093

	4,957,446	4,287,825

For trustee activities
- Funds in trust	12,653	12,119

	12,653	12,119

TOTAL	66,286,944	48,196,264

CREDIT ACCOUNTS
Contingent
- Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	70,538	56,290
- Guaranties provided to the BCRA	101,609	138,433
- Other guaranties given covered by debtor classification regulations (Exhibit 1)	363,828	228,366
- Other guaranties given non covered by debtor classification regulations	75,403	121,626
- Other covered by debtor classification regulations (Exhibit 1)	67,353	113,506
- Contra contingent credit accounts	3,581,622	2,999,676

	4,260,353	3,657,897

Control
- Items to be credited	510,436	549,582
- Other	87,995	72,856
- Contra control credit accounts	56,458,061	39,615,985

	57,056,492	40,238,423

Derivatives
- “Notional” amount of call options written	60,082	—,—
- “Notional” amount of put options written	24,662	—,—
- “Notional” amount of non-deliverable forward transactions	2,100,225	2,195,093
- Contra debit derivatives accounts	2,772,477	2,092,732

	4,957,446	4,287,825

For trustee activities
- Contra credit accounts for trustee activities	12,653	12,119

	12,653	12,119

TOTAL	66,286,944	48,196,264

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2010	12-31-2009
A. FINANCIAL INCOME
Interest on cash and due from banks	13	29
Interest on loans to the financial sector	99,820	203,089
Interest on overdraft	301,832	366,655
Interest on discounted instruments	168,201	154,894
Interest on real estate mortgage	111,507	122,623
Interest on collateral loans	104,905	90,803
Interest on credit card loans	229,657	182,231
Interest on other loans	713,363	581,402
Interest from other receivables from financial transactions	13,249	1,322
Interest on financial leases	64,999	58,977
Income from secured loans - Decree 1387/01	271,964	260,466
Net income from government and private securities	1,471,135	1,042,950
Net income from options	4,494	—,—
Indexation by CER	9,117	11,017
Gold and foreign currency exchange difference	197,821	200,696
Other	80,594	283,049

	3,842,671	3,560,203

B. FINANCIAL EXPENSE
Interest on checking accounts	5,298	21,719
Interest on savings deposits	6,670	10,002
Interest on time deposits	609,454	744,526
Interest on interfinancial financing (calls received)	1,665	318
Interest on other financing from financial institutions	7,205	5,489
Interest on other liabilities from financial transactions	6,424	9,252
Other interest	11,029	3,216
Net income from options	—,—	2
Indexation by CER	240	375
Contribution to the deposit guarantee fund	35,001	31,906
Other	134,837	187,154

	817,823	1,013,959

GROSS INTERMEDIATION MARGIN – GAIN	3,024,848	2,546,244

C. ALLOWANCES FOR LOAN LOSSES	179,353	245,966

D. SERVICE CHARGE INCOME
Related to lending transactions	475,047	368,392
Related to liability transactions	590,998	502,568
Other commissions	86,234	77,224
Other (note 9.j)	332,567	254,821

	1,484,846	1,203,005

E. SERVICE CHARGE EXPENSE
Commissions	304,320	191,896
Other (note 9.k)	102,056	87,795

	406,376	279,691

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2010	12-31-2009
F. ADMINISTRATIVE EXPENSES
Payroll expenses	1,245,082	1,009,758
Fees to Bank Directors and Statutory Auditors	1,489	692
Other professional fees	42,782	35,254
Advertising and publicity	101,134	65,433
Taxes	130,783	103,615
Fixed assets depreciation	57,737	49,244
Oranizational expenses amortization	23,858	18,520
Other operating expenses	251,051	209,624
Other	165,462	141,759

	2,019,378	1,633,899

NET GAIN FROM FINANCIAL TRANSACTIONS	1,904,587	1,589,693

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(31,156)	(14,890)

G. OTHER INCOME
Income from long-term investments	21,323	20,841
Punitive interests	3,471	3,873
Loans recovered and reversals of allowances	117,858	53,355
Other (note 9.l)	62,737	175,270

	205,389	253,339

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	222	879
Charge for uncollectibility of other receivables and other allowances	49,906	246,484
Amortization of difference arising from judicial resolutions	35,057	48,804
Depreciation and losses from miscellaneous assets	734	505
Other (note 9.m)	478,881	441,430

	564,800	738,102

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,514,020	1,090,040

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	315,841	371,578

NET INCOME FOR THE FISCAL YEAR	1,198,179	718,462

The accompanying notes 1 through 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2010 AND 2009

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2010	12-31-2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	5,818,088 (1)	4,661,349 (1)
Cash and cash equivalents at the end of the fiscal year	6,251,784 (1)	5,818,088 (1)

Net increase in cash and cash equivalents	433,696	1,156,739

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections/ (payments) from:
- Government and private securities	1,144,287	(722,215)
- Loans	(2,674,830)	2,940,284

to financial sector	(141,269)	130,962
to non-financial public sector	112,729	203,662
to non-financial private sector and residents abroad	(2,646,290)	2,605,660
- Other receivables from financial transactions	(1,365,353)	(56,365)
- Receivables from financial leases	(206,059)	65,752
- Deposits	3,320,375	240,976

to financial sector	(179,708)	(7,078)
to non-financial public sector	(230,812)	(684,597)
to non-financial private sector and residents abroad	3,730,895	932,651
- Other liabilities from financial transactions	1,784,095	(17,296)

Financing from financial or interfinancial sector (calls received)	5,100	(550)
Others (except liabilities included in Financing Activities)	1,778,995	(16,746)
Collections related to service charge income	1,480,773	1,197,698
Payments related to service charge expense	(406,210)	(279,618)
Administrative expenses paid	(1,924,775)	(1,591,412)
Organizational and development expenses paid	(13,540)	(2,927)
Net collections from punitive interest	2,891	2,610
Differences from judicial resolutions paid	(35,057)	(48,804)
Collections of dividends from other companies	11,018	10,557
Other payments related to other income and expenses	(337,250)	(202,700)

Net cash flows provided by operating activities	780,325	1,536,540

Investment activities
Net payments from premises and equipment	(94,862)	(108,887)
Net payments from other assets	(2,022)	806
Other payments from investment activities	(175,710)	(224,086)

Net cash flows used in investment activities	(272,594)	(332,167)

Financing activities
Net collections/ (payments) from:
- Unsubordinated corporate bonds	70,000	—,—
- Argentine Central Bank	46	(309)

Other	46	(309)
- Banks and international agencies	33,013	(275,788)
- Financing received from local financial institutions	77,996	(16,916)
Cash dividends paid	(480,000)	(35,000)
Other collections from financing activities	224,897	280,350

Net cash flows used in financing activities	(74,048)	(47,663)

Financial results and results from holdings of cash and cash equivalents (including interest)	13	29

Net increase in cash and cash equivalents	433,696	1,156,739

(1)	See note 8 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2010 AND 2009

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF or the Bank) has consolidated - line by line - its balance sheets as of December 31, 2010 and 2009, as per the following detail:

•	As of December 31, 2010:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Francés Administradora de Inversiones S.A. and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2010.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2010.

•	As of December 31, 2009:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal years ended December 31, 2009.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2009.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve month period ended on December 31, 2010 and 2009.

Interests in subsidiaries as of December 31, 2010 and 2009 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12-31-2010	12-31-2009	12-31-2010	12-31-2009	12-31-2010	12-31-2009
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	—.—	13,099,869	—.—	99.9999	—.—	99.9999
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Retiro S.A.	Common	32,274,350	32,274,350	66.2101	66.2101	66.2101	66.2101
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
Francés Administradora de Inversiones S.A.	Common	230,398	—.—	95.0000	—.—	95.0000	—.—

Total assets, liabilities, stockholders´ equity and net income balances in accordance with the criteria defined in note 2 below, as of December 31, 2010 and 2009, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12-31-2010	12-31-2009	12-31-2010	12-31-2009	12-31-2010	12-31-2009	12-31-2010	12-31-2009
Francés Valores Soc. de Bolsa S.A.	20,017	13,870	7,650	5,576	12,367	8,294	4,073	(922)
Atuel Fideicomisos S.A. and its subsidiary	—,—	38,016	—,—	2,967	—,—	35,049	—,—	4,203
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	107,329	205,534	66,365	147,392	40,964	58,142	(17,178)	(33,903)
Consolidar Cía. de Seguros de Retiro S.A.	3,341,186	3,164,710	3,071,023	2,768,208	270,163	396,502	66,702	88,493
PSA Finance Argentina Cía Financiera S.A.	753,418	413,931	616,828	309,979	136,590	103,952	32,638	35,797
Francés Administradora de Inversiones S.A.	41,894	—.—	2,849	—.—	39,045	—.—	5,411	—.—

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF.

The following are the main differences with the professional accounting standards:

a)	Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N.) and the main differences with the professional accounting standards in force in Argentina:

•

Loans secured by the National Government - Decree 1387/01 held by Consolidar Cía. de Seguros de Retiro S.A amounting to 693,449 and 606,217 as of December 31, 2010 and 2009, respectively, were valued in accordance with the regulations of the National Superintendence of Insurance (S.S.N.).

On January 28 and on February 25, 2009, the Board of Directors of Consolidar Cía de Seguros de Retiro S.A. exercised the exchange option provided by Resolution No. 5 of the Secretariat of Finance in connection with its holdings of secured bonds Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were 131,017 and 3,233 respectively, receiving in exchange 413,653 in face value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”).

Besides, on September 10, 2009, Consolidar Cía de Seguros de Retiro S.A.’s Board of Directors exercised the exchange options provided by Resolutions No. 52 and 57 of the Secretariat of Finance in connection with its holdings of Bonds for the consolidation of social security debts - Fourth series - In Pesos (PRE 9) (“Bonos de consolidación de deudas previsionales cuarta serie en pesos”), Bonds for the consolidation of suppliers - Fourth series - In Pesos (PR 12) (“Bonos de consolidación proveedores cuarta serie en pesos”) and Argentine Government Bonds in Pesos - 2%, maturing in 2014 (BODEN) (“Bonos del Gobierno Nacional en pesos 2% 2014”) whose nominal values amounted to 7,938, 2,000 and 42,900, respectively, and it received in exchange 11,882 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”) and 57,272 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 300 basis points and maturing in 2015 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 300 pbs Vto 2015”). These promissory notes have been valued in accordance with the rules laid down by the National Superintendence of Insurance, which does not give rise to differences with the professional accounting standards in force in Argentina.

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the S.S.N.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the S.S.N.

•

Consolidar Cía. de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 7,913 and 8,993 at December 31, 2010 and 2009, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

•

Upon booking the effects of the interest rate swaps as of the end of the previous fiscal year, Consolidar Cía. de Seguros de Retiro S.A. abided by the rules established by the S.S.N. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the consolidated financial statements would have been increased by 245 as of the end of the previous fiscal year.

b)	Arising from the application of the accounting standards laid down by B.C.R.A. and the professional accounting standards in force in Argentina:

•

Consolidar Cía. de Seguros de Retiro S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of December 31, 2010 and 2009 amounted to 1,728 (income) and 7,435 (income), respectively.

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 5,972 and 4,271 as of December 31, 2010 and 2009, respectively.

•

The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

a)	Law No. 26,222 – Merger between Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A.:

In view of the reforms introduced in the Argentine Social Security System by Law No. 26,222 and its supplementary regulations, on October 17, 2008, the Ordinary and Extraordinary General Shareholders’ Meeting of Consolidar Compañía de Seguros de Vida S.A. decided to authorize the Final Merger Agreement with Consolidar Cía. de Seguros de Retiro S.A. undersigned by the Board of Directors on September 23, 2008. On January 29, 2009, the S.S.N. authorized said merger, which was then approved by the Supervisory Board of Companies (I.G.J.) on April 6, 2009.

b)	Law N° 26.425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA in Spanish). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

In addition, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P.S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators for of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the I.G.J.

BBVA Banco Francés S.A., in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

In turn, on December 7, 2010, Consolidar A.F.J.P. filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40.437/2010. The complaint was ratified by BBVA Banco Francés S.A. in its capacity as majority shareholder in that company.

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the I.G.J. conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

Besides, as from the enactment of Law No. 26,425, Consolidar Cía. de Seguros de Retiro S.A. discontinued the issuance of new policies for social-security related life annuities which stood for a highly significant percentage of the premiums. This notwithstanding, the benefits of the Capitalization Regime that used to be calculated and paid under the Social-Security related life annuities modality, continue to be paid through the relevant retirement insurance company. The Board of this Company is assessing the new regulatory scenario while continuing with the normal operations inherent in managing its assets and liabilities.

4.	ATUEL FIDEICOMISOS S.A. – MERGER WITH BBVA BANCO FRANCÉS S.A.

As of December 31, 2009, under its line of business, Atuel Fideicomisos S.A. acted in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities would be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de Depósitos S.A. as beneficiaries.

•	Maginot Financial Trust: on September 26, 2008 a trust indenture was executed between BBVA Banco Francés S.A., as trustee, and Atuel Fideicomisos S.A. as trustor and beneficiary.

•

Atuel Fideicomisos also acted as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 10.1. to the stand-alone financial statements).

On March 15, 2010, the Board of Directors of BBVA Banco Francés S.A. and Atuel Fideicomisos S.A. entered into a “Preliminary Merger Agreement” whereby Atuel Fideicomisos S.A. was merged into BBVA Banco Francés S.A. on the basis of the financial statements of both companies as of December 31, 2009. Said preliminary merger agreement, together with the special consolidated financial statements for merging purposes, were approved by BBVA Banco Francés S.A.’s Shareholders’ Meeting held on April 30, 2010 and by Atuel Fideicomisos S.A.’s Shareholders’ Meeting held on May 3, 2010. The merger process stipulated in the above-mentioned Preliminary Merger Agreement consists in the absorption by BBVA Banco Francés S.A. of Atuel’s entire equity, with Atuel S.A. being dissolved though not liquidated and BBVA Banco Francés S.A. remaining as a legal entity.

On May 7, 2010, the B.C.R.A. sent a note stating that it is not within their purview to issue an opinion on the merger in the terms of Section 7 of the Law of Financial Institutions and/or the regulations applicable to the merger of financial institutions (namely, Circular Letter CREFI-2, Communication “A” 2241, Chapter I, Section 2) on grounds of Atuel Fideicomisos S.A. not being a party within the scope of said rules and regulations. This notwithstanding, the Bank proceeded with the publications required under Section 83, Sub-section 3 of the Argentine Companies Law, with no objections by creditors. Finally, on June 28, 2010 the parties filed with the C.N.V. the public deed that transcribes the resolutions adopted by their respective corporate governance bodies and approves the final merger agreement. On August 6, 2010, the C.N.V. approved the merger. On October 22, 2010, the I.G.J. registered Atuel Fideicomisos S.A.’s dissolution without liquidation due to a merger under Number 19,916, on Book 51 of Stock Corporations and the merger procedure was finalized.

5.	PSA FINANCE ARGENTINA CÍA FINANCIERA S.A.

According to the provisions in Section Three of its By-laws and with the authorization granted by B.C.R.A., the Bank is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by B.C.R.A. On April 22, 2009, the Bank started to receive deposits and therefore, it participates in the Deposit Guarantee Fund created by Law No. 24,485.

6.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-31-2010	12-31-2009
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	18,889	26,808
Consolidar Cía. de Seguros de Retiro S.A.	91,287	133,978
Francés Valores Sociedad de Bolsa S.A.	622	418
Atuel Fideicomisos S.A.	—,—	2
PSA Finance Argentina Cía Financiera S.A.	68,295	51,976
Francés Administradora de Inversiones S.A.	99	—,—

Total	179,192	213,182

7.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 9,600. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of BF.

8.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-2010	12-31-2009	12-31-2008
a) Cash and due from banks	5,691,806	5,255,412	4,243,080
b) Goverment securities held for trading or financial transactions	442,478	488,176	272,769
c) Loans to financial sectors, calls granted maturity date less than three months as from the end of each fiscal year	117,500	74,500	145,500

CASH AND CASH EQUIVALENTS	6,251,784	5,818,088	4,661,349

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of each fiscal year.

9.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	12-31-2010	12-31-2009

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings in investment accounts

Discount Bonds in pesos	398,546	367,210
Federal Government Bonds in Pesos 10.5 % due in 2012	26,186	25,632
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	29,400	29,140
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	208,313	109,145
Discount Bonds in US dollar	170,183	102,240
Federal Government Bonds due in 2015	122,487	88,720
Federal Government Bonds in Pesos Badlar + 300 bp due in 2015	102,457	5,994
BCRA Notes (NOBAC)	178,833	546,402
Federal Government Bocon PRE9	29,673	13,723
Federal Government Bocon PRO13	9,639	33,797
Other	19,656	12,760

Total	1,295,373	1,334,763

	12-31-2010	12-31-2009

* Holdings for trading or financial transactions

Federal Government Bonds LIBOR 2012	—,—	11,404
Federal Government Bonds in US dollar 7% P.A. due 2015	—,—	37,950
Discount Bonds in pesos	26,470	17,080
Peso-denominated GDP-related securities (1)	4,141	8,237
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	947	8,587
Federal Government Bonds in Pesos Badlar + 300 bp due in 2015	74,550	175
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	86,742	16,854
Treasury Notes	222,929	8,813
Treasury Bills	—,—	361,489
Federal Government Bonds in US dollar 7% due in 2011	12,355	11,286
Discount Bonds in US dollar	—,—	703
Bonar X	4,686	—,—
Other	9,658	5,598

Total	442,478	488,176

(1) At December 31, 2009 this includes 7,774 from repo transactions.

* Government Securities for repurchase agreements with the BCRA

Bonar X	—,—	68,250

Total	—,—	68,250

* Holdings available for sale

Secured Bonds due in 2018	101,164	76,670
Federal Government Bocon PRO 12	170,054	157,614
BCRA Bills (LEBAC)	532,818	205,583
BCRA Notes (NOBAC)	—,—	83,996
Federal Government Bonds in US dollar 7% P.A. due 2015	145,500	84,405
Federal Government Bonds in Pesos due 2015	242,480	—,—
Other	36,281	31,907

Total	1,228,297	640,175

* Unlisted government securities

Secured Bonds due in 2020	988,036	1,053,732
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	15,450	14,847
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	1,051,784	892,214
Other	181	253

Total	2,055,451	1,961,046

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	1,117,930	2,164,361
BCRA Notes (NOBAC)	1,252,438	788,783

Total	2,370,368	2,953,144

	12-31-2010	12-31-2009

* Investments in listed private securities

Corporate Bonds Grupo Concesionario del Oeste	5,453	7,492
Corporate Bonds Tarjeta Cuyana	—,—	2,054
Corporate Bonds Gas Natural Ban	9,135	19,464
Corporate Bonds Petrobrás Energía S.A.	3,656	3,494
Corporate Bonds YPF	50,291	30,069
Corporate Bonds Petroquímica Comodoro Rivadavia S.A.	2,273	3,915
Fideicomiso de Gas	—,—	11,036
MBT Serie 1 Clase A Financial Trust	10,121	10,436
FBA Ahorro Pesos Investment Fund	1,289	19,286
FBA Renta Pesos Investment Fund	15,850	107,765
Other	5,536	3,594

Total	103,604	218,605

- Allowances	(189)	(449,927)

Total	7,495,382	7,214,232

b) LOANS – Other

Loans granted to pre-finance and finance exports	2,329,504	1,762,203
Fixed-rate financial loans	1,392,175	979,912
Other	288,570	64,552

Total	4,010,249	2,806,667

c) INVESTMENTS IN OTHER COMPANIES – Other

In other companies- unlisted	37,321	33,215
In companies-supplementary activities	25,121	21,604

Total	62,442	54,819

d) OTHER RECEIVABLES – Other

Prepayments	95,141	53,164
Guarantee deposits	102,105	69,100
Miscellaneous receivables	154,010	120,719
Tax prepayments	71,304	319,859
Other	58,412	26,600

Total	480,972	589,442

e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	450	450

Total	450	450

	12-31-2010	12-31-2009

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Collections and other operations for the account of third parties	290,211	314,732
Other withholdings and collections at source	202,444	172,809
Accounts payable for consumption	394,705	246,919
Money orders payable	179,820	102,347
Loans received from Argentine Technological Fund (FONTAR)	38,391	37,906
Loans received from Interamerican Development Bank (BID)	18,420	32,271
Pending Banelco debit transactions	28,493	27,407
Other	88,318	101,959

Total	1,240,802	1,036,350

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	187,503	174,495
Accrued taxes	320,546	175,170
Miscellaneous payables	241,339	119,203
Amounts collected in advance	65,126	1,107
Other	3,208	1,672

Total	817,772	471,647

h) OTHER SUBSIDIARIES´ LIABILITIES

Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	309,208	207,399
Insurance companies, mathematical reserve	2,450,173	2,322,949
Difference arising from secured loans accrued valuation – Consolidar Cía. de Seguros de Retiro S.A.	(7,913)	(8,993)
Other related to insurance business	85,094	94,870

Total	2,836,562	2,616,225

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	17,028,587	12,538,495
Collections items	430,819	285,311
Checks drawn on the Bank pending clearing	245,783	220,248
Checks not yet credited	1,697,519	919,380
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	36,645,801	25,249,313
Other	79,403	85,691

Total	56,127,912	39,298,438

	12-31-2010	12-31-2009

j) SERVICE CHARGE INCOME - Other

Rental of safe-deposit boxes	53,482	34,997
Commissions for capital market transactions	20,421	10,120
Commissions for salary payment	7,694	7,305
Commissions for trust management	1,844	2,246
Commissions for hiring of insurances	133,843	116,202
Commissions for transportations of values	11,145	11,589
Commissions for loans and guaranties	40,100	17,984
Other	64,038	54,378

Total	332,567	254,821

k) SERVICE CHARGE EXPENSE - Other

Turn-over tax	81,489	63,935
Insurance paid on lease transactions	15,215	19,205
Other	5,352	4,655

Total	102,056	87,795

l) OTHER INCOME – Other

Premiums – Insurance companies	17,648	20,285
Related parties expenses recovery	8,638	7,060
Deferred income tax (1)	—,—	120,148
Gain from the sale of premises and equipment and other assets	2,259	3,082
Tax recovery	12,800	10,820
Rent	565	807
Others	20,827	13,068

Total	62,737	175,270

(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

m) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	252,457	168,135
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	177,237	166,673
Disability and life insurance premiums	—,—	64
Claims paid – Insurance companies	10,869	3,803
Redemptions	12,011	34,336
Other	26,307	68,419

Total	478,881	441,430

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish-See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2010	12-31-2009
COMMERCIAL PORTFOLIO
Normal performance	10,836,794	7,632,690

Preferred collaterals and counter guaranty “A”	213,568	78,777
Other collaterals and counter guaranty “B”	176,354	74,235
Without senior security or counter guaranty	10,446,872	7,479,678
With special follow-up	21,955	34,226

Under to an observation
Other collaterals and counter guaranty “B”	—,—	733
Without senior security or counter guaranty	21,955	33,493
With high risk of uncollectibility	3,927	1,951

Without senior security or counter guaranty	3,927	1,951
Uncollectible	2,010	4,903

Other collaterals and counter guaranty “B”	—,—	1,650
Without senior security or counter guaranty	2,010	3,253

Total	10,864,686	7,673,770

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2010 AND 2009

(Translation of financial statements originally issued in Spanish-See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2010	12-31-2009
CONSUMER AND HOUSING PORTFOLIO
Normal performance	7,334,252	5,151,358

Preferred collaterals and counter guaranty “A”	12,019	9,554
Other collaterals and counter guaranty “B”	1,434,281	1,143,569
Without senior security or counter guaranty	5,887,952	3,998,235
Low risk	54,690	58,630

Other collaterals and counter guaranty “B”	15,886	15,895
Without senior security or counter guaranty	38,804	42,735
Medium risk	33,792	47,174

Other collaterals and counter guaranty “B”	3,353	4,877
Without senior security or counter guaranty	30,439	42,297
High risk	33,038	66,170

Other collaterals and counter guaranty “B”	3,312	4,392
Without senior security or counter guaranty	29,726	61,778
Uncollectible	13,188	7,092

Other collaterals and counter guaranty “B”	8,467	4,936
Without senior security or counter guaranty	4,721	2,156
Uncollectible, classified as such under regulatory requirements	184	259

Other collaterals and counter guaranty “B”	96	74
Without senior security or counter guaranty	88	185

Total	7,469,144	5,330,683

General Total (1)	18,333,830	13,004,453

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

PROPOSED DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

-Stated in thousands of pesos-

UNAPPROPIATED EARNINGS	1,831,927
To the Legal reserve (20% over 1,198,179)	(239,636)

SUBTOTAL 1	1,592,291

Adjustments (paragraph 2.1 as per the “Earnings distribution” provisions’ unified text )

SUBTOTAL 2	1,592,291

BALANCE AVAILABLE FOR DISTRIBUTION	978,779	(1)

Cash Dividends (1)	804,000
- Common shares	804,000
To unappropriated retained earnings (1)	174,779

(1)	Earnings distribution is subject to approval by the Shareholders’ Meeting scheduled for March 30, 2011. A previous requirement is that earning distribution is to be approved by BCRA (see note 14.a to the stand-alone financial statements). The balance available for distribution will be that arising from the application of the off-balance sheet adjustments prescribed by the BCRA’s “Earnings distribution” provisions’ unified text.

INDEPENDENT AUDITORS’ REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1. Identification of the financial statements subject to audit

We have audited:

a) the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of December 31, 2010 and the statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 19 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b) the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of December 31, 2010 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 9 and the supplemental Exhibit 1.

The financial statements (both the stand-alone and the consolidated financial statements) and certain related supplemental information referred to above are presented for comparative purposes with the financial statements and supplemental information for the year ended December 31, 2009, after certain adaptations arising from the Argentine Central Bank´s regulations, effective as from July 1, 2010. These adaptations are explained in the second paragraph of note 2.2 to the stand-alone financial statements.

The Bank´s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on the financial statements based on our audit carried out pursuant to the scope of work outlined in caption 2 of this report.

2. Scope of our work

We conducted our audit in accordance with the auditing standards generally accepted in Argentina and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to errors or omissions or to irregularities. In making those risk assessments the auditor considers the internal control relevant to the Bank’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

3. Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4. Opinion

In our opinion, the stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report present fairly, in all material respects, the financial position of BBVA BANCO FRANCÉS S.A. as of December 31, 2010, the results of its operations, changes in its stockholders’ equity and its flows of cash and cash equivalents for the fiscal year then ended, in conformity with the accounting standards established by B.C.R.A. and, except for the effects of the matter indicated in caption 3, in conformity with the accounting principles generally accepted in Argentina.

Our independent auditors´ report on the stand-alone and the consolidated financial statements for the fiscal year ended December 31, 2009, whose figures are presented for comparative purposes was issued on February 19, 2010 and was qualified due to departures from professional accounting standards currently in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5. English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 19 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, February 9, 2011.

ROXANA M. FIASCHE

Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: February 18, 2011	By:	/s/ JOSÉ CARLOS LÓPEZ ÁLVAREZ
	Name:	José Carlos López Álvarez
	Title:	Chief Financial Officer